Exhibit 99.5

PRESS RELEASE

Australia: TotalEnergies acquires a 26% interest in the
Cash-Maple gas discoveries for the long-term supply of Ichthys

LNG

Paris, August 21, 2023 – TotalEnergies and INPEX have signed an agreement with PTTEP in order to acquire the 100% interest held by PTTEP in the AC-RL7 permit in Australia. Under the terms of the agreement, which is subject to approval by the relevant authorities, TotalEnergies will acquire a 26% interest in the permit in line with its equity in Ichthys LNG, while INPEX will acquire the remaining 74% and assume operatorship.

The permit covers an area of 418 sq.km in the Timor Sea, approximately 250 kilometers northeast of the Ichthys offshore facilities. This permit includes the Cash and Maple gas and condensate fields, discovered in 2002 and 1989 respectively, and subsequently appraised by several wells. The development of these fields is expected to contribute to the long-term supply of the Ichthys LNG natural gas liquefaction plant, in which TotalEnergies is a 26% partner while INPEX and other Asian minority shareholders hold the remaining 74%.

“Thanks to this joint acquisition together with our partner INPEX, we are pleased to secure additional resources for the future supply of the Ichthys LNG plant. These resources will help us to meet the long-term demand of our customers in the Asia-Pacific region for LNG. This acquisition is also supported by the efforts undertaken with INPEX in the Bonaparte CCS Assessment joint venture to appraise the area’s potential for geological storage of CO2, in order to abate CO2 emissions from the Ichthys LNG project”, said Julien Pouget, Senior Vice President Asia-Pacific, Exploration & Production at TotalEnergies.

***

TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a market share of around 12% and a global portfolio of about 50 Mt/y thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies TotalEnergies TotalEnergies TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).